From:
Subject: Fwd: Thank you! You're invited to join the Fleet and Our Launch Event, February 7
Date: January 28, 2026 at 7:44 PM
To: J





---------- Forwarded message ---------
From: **Team Scum & Villainy**
Date: Wed, Jan 28, 2026, 2:41 PM
Subject: Thank you! You're invited to join the Fleet and Our Launch Event, February 7
To:



Fellow Travelers,

Remember that feeling when you first walked into your local comic shop or first sci-fi movie and realized you'd found your people? Or when you attended your first con and discovered thousands of others who spoke your language? **That's the magic we've been building at Scum & Villainy Cantina for eight years.**

And now we're taking it to hyperspace with **Scum & Villainy Cantina: Rendezvous.**

Jen and I can't thank you enough for your support and we're excited to have you on board for the ride.

The Founders Fleet

As a new member of the Founders Fleet, you now have access to the toolkit which includes a video update to personally express our thanks for your membership. Register here for your access.

The toolkit will be feature news, regular updates and information you can share with your network to recruit more members and elevate the perk levels on our fundraise. The more members that join, the more perks we're able to offer to the Fleet and the faster it grows.

Additionally, we have exclusive merch that will be **available only for Fleet members** that join *BEFORE FEBRUARY 7,* our official launch date. More details to come about this exclusive merch this weekend.

BE FEATURED IN OUR LAUNCH

Have a favorite movie memory? Have a favorite moment from Scum & Villainy? What about Rendezvous excites you the most? Record a quick video submission here (it takes less than 2 minutes!) and **your story may be featured in our launch event on February 7 with Kevin Smith and J.C.**

You're Invited to the Launch Event, February 7

Our official fundraising launch event will be at our Hollywood location on February 7. Kevin & J.C. will host the 5-hour live event. More details will be shared soon. Due to overwhelming interest in attending, if you're interested in attending in person, please click the button below no later than Friday and we will send you more details on the time, location and schedule. If you're not able to attend in person, we will share the link to our investors to watch the show live.

Yes, I'm Interested In Attending In Person!

We're thrilled to have you on this journey with us. Much more information to share soon!

Your squadron awaits,

J.C. & Jen